 Filed Pursuant to Rule 424(b)(3)
Registration No. 333-221591

PROSPECTUS SUPPLEMENT NO. 2 DATED January 31, 2019
(to Prospectus dated February 5, 2018)

U.S. EQUITY CUMULATIVE DIVIDENDS FUND—SERIES 2027
U.S. EQUITY EX-DIVIDEND FUND—SERIES 2027, SERIES OF
METAURUS EQUITY COMPONENT TRUST

This supplement (“Supplement No. 2”) contains information which amends, supplements or modifies certain information contained in the prospectus of Metaurus Equity Component Trust dated February 5, 2018, as supplemented by Prospectus Supplement No. 1 dated May 11, 2018 (as supplemented, the “Prospectus”). You should read this supplement together with the Prospectus since the information contained herein supplements the information contained in the Prospectus. Capitalized terms used but not defined herein shall have the same meaning given them in the Prospectus.

Shares of the U.S. Equity Cumulative Dividends Fund—Series 2027 and the U.S. Equity Ex-Dividend Fund—Series 2027 are listed on NYSE Arca under the symbol “IDIV” and “XDIV.”

Investing in the Shares involves significant risks. See “Risk Factors” starting on page 13 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered or determined if the Prospectus or this Prospectus Supplement No. 2 is truthful or complete. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THESE POOLS NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.
The date of this Prospectus Supplement No. 2 is January 31, 2019.

I.	Monthly Distributions

Assuming short-term interest rates remain at current levels, the Sponsor expects the monthly distributions paid by the Dividend Fund to equal at least 97 percent, rather than 99 percent (as disclosed in the Prospectus), of the actual dividend levels recorded by the Dividend Points Index, before fees and expenses.

The language in the introductory section and on pages 2 and 10 of the Prospectus shall be updated accordingly to reflect such change.

II.	Performance

The following new section entitled “Performance” is added to the Prospectus:

PERFORMANCE
From inception to December 31, 2018

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE
OF FUTURE RESULTS.

Name of Pool: U.S. Equity Cumulative Dividends Fund—Series 2027
Type of Pool: Publicly offered Commodity Pool listed on NYSE-ARCA
Inception of Fund: February 5, 2018
First Day of Public Trading: February 6, 2018
Aggregate Subscriptions: $5,443,669 through December 31, 2018
Current Net Asset Value: $4,526,860 at December 31, 2018
Largest monthly draw-down: 8.69% December 2018
Worst peak to valley draw-down: 12.02% March 2018 - December 2018

Date	Month	NAV	Rate of Return
2/5/2008	Inception	13.73
2/28/2018	February	13.92	1.89%
3/31/2018	March	13.87	0.29%
4/30/2018	April	13.38	-2.89%
5/31/2018	May	13.4	0.89%
6/30/2018	June	13.2	-0.73%
7/31/2018	July	13.26	1.18%
8/31/2018	August	13.31	1.28%
9/30/2018	September	13.15	-0.30%
10/31/2018	October	12.6	-3.57%
11/30/2018	November	12.55	0.56%
12/31/2018	December	11.32	-8.69%
2018	Total Performance		-10.08%

PERFORMANCE
From inception to December 31, 2018

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE
OF FUTURE RESULTS.

Name of Pool: U.S. Equity Ex-Dividend Fund—Series 2027
Type of Pool: Publicly offered Commodity Pool listed on NYSE-ARCA
Inception of Fund: February 5, 2018
First Day of Public Trading: February 6, 2018
Aggregate Subscriptions: $13,144,749 through December 31, 2018
Current Net Asset Value: $12,495,827 at December 31, 2018
Largest monthly draw-down: 9.36% December 2018
Worst peak to valley draw-down: 14.80% September 2018 - December 2018

Date	Month	NAV	Rate of Return
2/5/2008	Inception	51.48
2/28/2018	February	53.78	4.47%
3/31/2018	March	51.91	-3.48%
4/30/2018	April	52.25	0.65%
5/31/2018	May	53.7	2.78%
6/30/2018	June	54.15	0.84%
7/31/2018	July	56.36	4.08%
8/31/2018	August	58.43	3.67%
9/30/2018	September	58.66	0.39%
10/31/2018	October	53.91	-8.10%
11/30/2018	November	55.14	2.28%
12/31/2018	December	49.98	-9.36%
2018	Total Performance		-2.91%

III.	Charges - Trading and Transaction Costs and Fees

The second sentence under the heading “Charges – Trading and Transaction Costs and Fees” on each of p. 9 and p. 47 of the Prospectus is hereby deleted and replaced with the following:

Such costs and fees are currently estimated at approximately 0.13% of the NAV of the Dividend Fund per year and 0.08% of the NAV of the Ex-Dividend Fund per year, although it is impossible to predict exactly the amount of transaction costs and fees payable by a Fund.

IV.	Break-Even Threshold

The entire disclosure under the heading “Break-Even Threshold” on p. 5 of the Prospectus is hereby deleted and replaced with the following:

Assuming an initial selling price of $11.32 per Share, which equals the NAV per Share of the Dividend Fund as of December 31, 2018, in order for a hypothetical investment in Shares in the Dividend Fund to break even over the next 12 months, the investment would have to generate a 4.35% or $0.492 per annum return per Share.

Assuming an initial selling price of $49.98 per Share, which equals the NAV per Share of the Ex-Dividend Fund as of December 31, 2018, in order for a hypothetical investment in Shares in the Ex-Dividend Fund to break even over the next 12 months, the investment would have to generate a 0.24% or $0.120 per annum return per Share.

For more information, please see the section “Break-Even Analysis” beginning on page 48.

V.          Break-Even Analysis

The entire “Break-Even Analysis” section of the Prospectus beginning on page 48 of the Prospectus is hereby deleted and replaced with the following:

Break-Even Analysis

Dividend Fund

This break-even analysis refers to the redemption of baskets by Authorized Participants and is not related to any gains an individual investor would have to achieve in order to break-even. The break-even analysis is an approximation and is presented for illustrative purposes only.

The break-even analysis below indicates the approximate dollar returns required for the redemption value of a Share of the Divided Fund to be equal to an initial investment in such Share over a twelve-month period after the investment is made. For purposes of this break-even analysis, the total estimated fees and expenses are expressed as a percentage of $11.32 (the NAV per Share of the Dividend Fund as of December 31, 2018).

NAV per Share as of 12/31/2018*	$11.32
	$	%
Management Fee (1)	0.066	0.58%
Estimated Trading and Transactions Fees (2)	0.015	0.13%
Administration Fee (3)	0.200	1.77%
Advisory Committee Fees & Expenses (4)	0.061	0.54%
Distribution Fees & Expenses (5)	0.056	0.50%
Estimated Professional Fees (6)	0.344	3.04%
Creation Basket Fee (7)	0.000	0.00%
Custody Fees & Transfer Agent (8)	0.039	0.34%
Interest Income (9)	(0.289)	(2.55)%
Amount of Trading Income Required for the NAV per Share at the End of One Year to Equal the Closing NAV per Share as of 12/31/2018 (10)	0.492
Percent of Closing NAV per Share as of 12/31/2018 to break-even (10)		4.35%

* Assumes that the Shares have a constant NAV per Share of $11.32. The price per Share at which an investor purchases or sells shares may be different from the Dividend Fund’s NAV per Share. Additionally, you may pay customary brokerage commissions to your broker, including related fees and expenses, in connection with purchases of Shares during the continuous offering period. Because such brokerage commission rates will vary from investor to investor, they have not been included in the break-even table. You should review the terms of your brokerage accounts for details on applicable charges.
1
The Dividend Fund is contractually obligated to pay the Sponsor a Management Fee equal to 0.58% per year of the Dividend Fund’s average daily NAV, calculated and payable monthly, subject to a minimum monthly fee of $0.005 per Share per month. This monthly minimum fee is expected to apply when the Dividend Fund’s average daily NAV per Share is less than $10.34 for any month. Average daily NAV will be calculated by the Administrator.

2	This amount is estimated based on projected trading fees and expenses that are not related to the creation or redemption of Baskets.
3
The Dividend Fund pays SEI an annual fee based on the Dividend Fund’s average daily NAV for administration of the Dividend Fund and certain other business and shareholder services, subject to a minimum of $75,000 per year. This fee will decrease if the NAV of the Dividend Fund exceeds $500 million. The Dividend Fund will also reimburse SEI for certain out of pocket fees and expenses, which are currently estimated at approximately 0.007% of the average daily NAV of the Dividend Fund per year. The Dividend Fund also pays the Distributor, an affiliate of SEI, certain out-of-pocket costs and transaction fees, which are currently estimated to be less than 0.001% of the Dividend Fund’s NAV per year.

4
Advisory Committee and Officer Expenses include annual fees paid to members of the Advisory Committee and the Dividend Fund’s allocable portion of the premiums for director and officer insurance coverage (which includes coverage of Advisory Committee Members) and errors and omissions insurance coverage. The Sponsor will also be allocated a portion of such premiums.

5
The Dividend Fund will reimburse the Sponsor for registration fees paid to the SEC in connection with the registration of the Dividend Fund’s Shares. Such amounts will be reimbursed over the term of the Dividend Fund without interest. The reimbursement amount may vary from year to year based on the number of Shares of the Dividend Fund issued during a year. Printing and mailing expenses will be paid by the Dividend Fund.

6
Estimated Professional Expenses include fees of the Trustee, continuous offering expenses, legal, audit, tax, accounting, performance, administrative, filing, reporting and data processing fees and expenses and other operating expenses. The Sponsor has agreed to pay any professional expenses of the Dividend Fund in excess of $150,000 in 2019.

7
Authorized Participants are required to pay a (i) fee of $250.00 to the Dividend Fund for each order they place to create or redeem one or more Baskets and (ii) to the extent cash is delivered or received in lieu of any of the Deposit Instruments, an additional variable charge to compensate the Dividend Fund for any additional transaction costs associated therewith. For purposes of this analysis, the Basket fee is presented net of any estimated transaction related expenses associated with acquiring the instruments to be held by the Dividend Fund.

8
The Dividend Fund pays the Custodian a base fee equal to 0.01% of the Dividend Fund’s NAV per year, plus other transaction fees and expenses estimated at 0.01% of the Dividend Fund’s NAV per year for custody and transfer agency services.

9
The Dividend Fund will earn interest on the cash and Treasury Securities held by the Dividend Fund. The projected amount of interest earned is based on the weighted average yield to maturity of these securities. The amount of interest per year can be expected to decline as securities mature and cash distributions are made to Shareholders.

10
Based on certain interest rate, expense and other assumptions, the sum of expenses and interest income is a positive number (an expense of 4.35% of the estimated per-Share price, or expressed as a dollar amount, $0.492 of the estimated per-Share price), implying a positive amount for the twelve-month break-even. As a result, the twelve-month break-even has accordingly been set to 4.35%.

Ex-Dividend Fund

This break-even analysis refers to the redemption of baskets by Authorized Participants and is not related to any gains an individual investor would have to achieve in order to break-even. The break-even analysis is an approximation and is presented for illustrative purposes only.

The break-even analysis below indicates the approximate dollar returns required for the redemption value of a Share of the Ex-Dividend Fund to be equal to an initial investment in such Share over a twelve-month period after the investment is made. For purposes of this break-even analysis, the total estimated fees and expenses are expressed as a percentage of $49.98 (the NAV per Share as of December 31, 2018.

NAV per Share as of 12/31/2018*	$49.98
	$	%
Management Fee (1)	0.145	0.29%
Estimated Trading and Transactions Fees (2)	0.040	0.08%
Administration Fee (3)	0.320	0.64%
Advisory Committee Fees & Expenses (4)	0.098	0.20%
Distribution Fees & Expenses (5)	0.090	0.18%
Estimated Professional Fees (6)	0.550	1.10%
Creation Basket Fee (7)	0.000	0.00%
Custody Fees & Transfer Agent (8)	0.065	0.13%
Interest Income (9)	(1.188)	(2.38)%
Amount of Trading Income Required for the NAV per Share at the End of One Year to Equal the Closing NAV per Share as of 12/31/2018 (10)	0.120
Percent of Closing NAV per Share as of 12/31/2018 to break-even (10)		0.24%

* Assumes that the Shares have a constant NAV per Share of $49.98. The price per Share at which an investor purchases or sells Shares may be different from the Ex-Dividend Fund’s NAV per Share. Additionally, you may pay customary brokerage commissions to your broker, including related fees and expenses, in connection with purchases of Shares during the continuous offering period. Because such brokerage commission rates will vary from investor to investor, they have not been included in the break-even table. You should review the terms of your brokerage accounts for details on applicable charges.
1
The Ex-Dividend Fund is contractually obligated to pay the Sponsor a Management Fee based on average daily net assets and paid monthly at an annual rate of 0.29% of the Ex-Dividend Fund’s average daily NAV per annum. Average daily NAV will be calculated by the Administrator.

2	This amount is estimated based on projected trading fees and expenses that are not related to the creation or redemption of Baskets.

3
The Ex-Dividend Fund pays SEI an annual fee based on the Ex-Dividend Fund’s average daily NAV for administration of the Ex-Dividend Fund and certain other business and shareholder services, subject to a minimum of $75,000 per year. This fee will decrease if the NAV of the Ex-Dividend Fund exceeds $500 million. The Ex-Dividend Fund will also reimburse SEI for certain out of pocket fees and expenses, which are currently estimated at approximately 0.007% of the average daily NAV of the Ex-Dividend Fund per year. The Ex-Dividend Fund will also pay the Distributor, an affiliate of SEI, certain out-of-pocket costs and transaction fees, which are currently estimated to be less than 0.001% of the Ex-Dividend Fund’s NAV per year.

4
Advisory Committee and Officer Expenses include annual fees paid to members of the Advisory Committee and the Ex-Dividend Fund’s allocable portion of the premiums for director and officer insurance coverage (which includes coverage of Advisory Committee Members) and errors and omissions insurance coverage. The Sponsor will also be allocated a portion of such premiums.

5
The Ex-Dividend Fund will reimburse the Sponsor for registration fees paid to the SEC in connection with the registration of the Ex-Dividend Fund’s Shares. Such amounts will be reimbursed over the term of the Ex-Dividend Fund without interest. The reimbursement amount may vary from year to year based on the number of Shares of the Ex-Dividend Fund issued during a year. Printing and mailing expenses will be paid by the Ex-Dividend Fund.

6
Estimated Professional Expenses include fees of the Trustee, continuous offering expenses, legal, audit, tax, accounting, performance, administrative, filing, reporting and data processing fees and expenses and other operating expenses. The Sponsor has agreed to pay any professional expenses of the Ex-Dividend Fund in excess of $150,000 in 2019.

7
Authorized Participants are required to pay a (i) fee of $250.00 to the Ex-Dividend Fund for each order they place to create or redeem one or more Baskets and (ii) to the extent cash is delivered or received in lieu of any of the Deposit Instruments, an additional variable charge to compensate the Ex-Dividend Fund for any additional transaction costs associated therewith. For purposes of this analysis, the Basket fee is presented net of any estimated transaction related expenses associated with acquiring the instruments to be held by the Ex-Dividend Fund.

8
The Ex-Dividend Fund pays the Custodian a base fee equal to 0.01% of the Ex-Dividend Fund’s NAV per year, plus other transaction fees and expenses estimated at 0.01% of the Ex-Dividend Fund’s NAV per year for custody and transfer agency services.

9
The Ex-Dividend Fund will earn interest on the cash and Treasury Securities held by the Ex-Dividend Fund. The projected amount of interest earned is based on the weighted average yield to maturity of these securities. The amount of interest per year can be expected to decline as securities mature.

10
Based on certain interest rate, expense and other assumptions, the sum of expenses and interest income is a positive number (an expense of 0.24% of the estimated per-Share price, or expressed as a dollar amount, $0.12 of the estimated per-Share price), implying a negative amount for the twelve-month break-even. As a result, the twelve-month break-even has accordingly been set to 0.24%.

VI.          Principals of the Sponsor

A.          The second paragraph of the Section entitled “The Sponsor -- Principals of the Sponsor” beginning on page 63 of the Prospectus is hereby deleted and replaced in its entirety with the following:

Each of Richard Sandulli and Jamie Greenwald is a Co-Chief Executive Officer of the Sponsor. Donald Callahan, Sean Dillon, and Richard Silva are Senior Managing Directors of the Sponsor. Ari Burstein is a Managing Director, General Counsel and Chief Compliance Officer of the Sponsor. Messrs. Sandulli, Greenwald, Callahan, Dillon, Silva and Burstein are each a principal of the Sponsor.

B.	The following text is added at the end of the Section entitled “The Sponsor -- Principals of the Sponsor”:

Richard Silva, Jr.  Mr. Silva has been a Senior Managing Director and a principal (listing pending) of the Sponsor since joining the firm in October 2018.  In his capacity at the Sponsor, Mr. Silva’s primary responsibilities include risk management and the marketing and distribution of Metaurus products and offerings.  Mr. Silva’s membership with the NFA and registration as an Associated Person of the Sponsor is currently pending.
Prior to his position with the Sponsor, from July 2005 to September 2018, Mr. Silva held several senior-level positions with Wells Fargo Securities, including Global Co-Head of Equities and Investment Solutions. Mr. Silva also served as President of Wells Fargo Portfolio Risk Advisors, an SEC-registered investment advisor specializing in the design and implementation of equity-derivative overlay strategies for institutional investors. From May 2000 to July 2005, Mr. Silva was a Managing Director at Morgan Stanley in the firm’s Structured Equity Products Business. Mr. Silva’s responsibilities included structuring and marketing equity-linked securities to institutional and retail clients of Morgan Stanley. From February 1999 to April 2000, Mr. Silva worked at Imperial Capital and was responsible for the risk management of the firm’s structured credit portfolios.
Ari Burstein.  Mr. Burstein has been a Managing Director of the Sponsor since joining the firm in November 2017.  In his capacity at the Sponsor, Mr. Burstein serves as General Counsel and Chief Compliance Officer and is responsible for the legal, regulatory and compliance matters of the Sponsor.  Effective December 14, 2017, Mr. Burstein was listed with the NFA as a principal of the Sponsor.
Prior to his position with the Sponsor, from April 2008 to September 2017, Mr. Burstein served as General Counsel and Chief Compliance Officer of Fore Research & Management, LP, a New York-based SEC registered investment adviser and commodity pool operator, whose clients included hedge funds, managed accounts, and a UCITS (Undertakings for Collective Investment in Transferable Securities) fund. Mr. Burstein was responsible for the legal, regulatory and compliance matters at Fore Research & Management, LP.  From January 2004 to March 2008, Mr. Burstein served as a senior counsel at the SEC in the Division of Enforcement in New York where his duties included conducting investigations of potential violations of securities law and recommending further action to the Commission where appropriate.